

DIVISION OF
CORPORATION FINANCE

October 28, 2009

Mr. Lawrence Lee
Chief Financial Officer
Synutra International, Inc.
2275 Research Blvd., Suite 500
Rockville, MD 20850

> **Re:** **Synutra International, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **File No. 001-33397**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Available Information, page 17

1.   We note the reference to your website, www.synutra.com. We also note that on the home page of your website you have prominently posted information about Revenue and Net Income that it outdated. Please update the information on the website.

Off-Balance Sheet Arrangements, page 66

2.   Please revise to state expressly whether you have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. If so, expressly identify as such each applicable arrangement and provide all of the other information required by Item 303(a)(4) of Regulation S-K.

Controls and Procedures, page 107

3.   We note your statement on page 108 that "Other than described above, management does not believe that there have been any other changes in the Company's internal control over financial reporting during the Company's most recent fiscal quarter, which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting and identify specifically which of the items "described above" have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

4.   In light of the fact that you still had one significant deficiency and four deficiencies, please explain in reasonable detail the basis for the officers' conclusions that the company's internal controls over financial reporting were nonetheless effective as of the end of the period covered by the report.

Directors, Executive Officers and Corporate Governance

Executive Officers, Directors and Significant Employees, page 110

5.   Please revise your biographical sketches to provide more specific information concerning each person's principal occupations and employment during the past five years. For example, Mr. Zhang's principal occupation (title and company) is currently stated only for the past four years ("since we became a public company in 2005"). Also, you do not specify when Mr. Chan became the chief executive officer of P R Consultants Limited.

Exhibits 31.1 and 31.2

6.   We note that you have substituted the word "company" for the word "registrant" throughout the certifications. Please revise in future filings to conform the language to the requirements of Item 6.01(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Liquidity and Capital Resources, page 29

7.   We note your statement that "In order to maintain sufficient funds for our operations, we have postponed the payment of certain accounts payable. The payment terms of accounts payable were usually three months. We negotiated with some suppliers and extended the payment terms." Please enhance this disclosure to indicate the amount and percentage of payments that were postponed and the length of time for which they were postponed.

Off-Balance Sheet Arrangements, page 33

8.   Please see comment 2 above.

Controls and Procedures, page 35

9.   Please see comment 3 above.

Exhibits 31.1 and 31.2

10.   Please see comment 6 above.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief